Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Targa Resources Partners LP

Commission File No.: 001-33303

This filing relates to a proposed business combination involving Targa Resources Corp. (“TRC”) and Targa Resources Partners LP (“TRP”).

Q3 2015 Earnings Call

Company Participants

•	Jennifer Kneale

•	Joe Robert Perkins

•	Matthew J. Meloy

Other Participants

•	Lee Cooperman

•	Jeremy Tonet

•	Brandon Blossman

•	T.J. Schultz

•	Schneur Gershuni

•	Gabe Moreen

•	Sachin Shah

•	John Edwards

•	Faisel Khan

•	Jerren Holder

•	Michael Blum

•	Chris Sighinolfi

•	Andy Gupta

•	Sunil Sibal

•	Charles Marshall

MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the Targa Resources Corporation to acquire Targa Resources Partners LP and Third Quarter 2015 Earnings Webcast. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at the time. [Operator Instructions] As a reminder, today’s conference is being recorded.

I would now like to introduce you host for today’s conference Ms. Jennifer Kneale. Ma’am, please begin.

Jennifer Kneale

Thank you, Liz. I’d like to welcome everyone to our joint call this morning to discuss the announcement that Targa Resources Corp has executed an agreement to acquire all of the outstanding public units of Targa Resources Partners LP, and to review our third quarter 2015 results for both Targa Resources Corp and Targa Resources Partners LP. Targa Resources Crop, TRC or the company and the Targa Resources Partners LP, TRP, Targa Resources Partners or

the Partnership together Targa have published the press release in the presentation related to the merger announcement and our joint earnings release and updated quarterly investor presentation on the Events and Presentation section of our website at www.targaresources.com.

During the initial prepared remarks of this call we will be referencing some slides from the investor presentation regarding the merger and you may wish to have it available.

I would like to remind you that any statements made during this call that might include the Company’s or the Partnership’s expectations or predictions should be considered forward-looking statements and are covered by the Safe Harbor provision of the Securities Acts of 1933 and 1934. Please note that actual results could differ materially from those projected in any forward-looking statements. For a discussion of factors that could cause actual results to differ, please refer to our SEC filings including the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2014 and quarterly reports on Form 10-Q.

Joe Bob Perkins, Chief Executive Officer; and Matt Meloy, Chief Financial Officer will be our speakers today. And other members of the management team are available to assist in a Q&A session if needed. Joe Bob will first discuss the merger and as mentioned will reference some pages from our investor slide posted to our website. He will then cover a high level review of third quarter performance and highlights and will turn it over to Matt to review the Partnership’s consolidated financial results, segment results and other financial matters. Matt will also review key financial matters related to Targa Resources Corp. Following Matt’s comments, Joe Bob will provide some concluding remarks. And then we will take your questions.

With that, I will turn the call over to Joe Bob Perkins.

Joe Robert Perkins

Thanks, Jen. Welcome and thanks to everyone for joining. I am proud and excited to have the opportunity to discuss this morning’s announcement that Targa Resources Corp will be acquiring all the outstanding public common units of Targa Resources Partners LP in an all stock per unit transaction at a ratio of 0.62 TRC common shares per common unit of Targa Resources Partners.

As shown on page four, of the presentation that Jen mentioned the TRP unit prices implied by the exchange ratio result in an 18% premium to its volume weighted average price during the 10 trading ended November 02, 2015. And coincidentally result is an 18% premium over the closing price yesterday. This transaction will be immediately accretive to TRC shareholders. Following completion of this all equity transaction all of the outstanding common units or TRP will be owned by TRC and will no longer be publically traded. The incentive distribution rights of TRP will be eliminated. All of TRP’s outstanding debt and the new Series A preferred units will remain outstanding and no additional financing is required for the transaction. This is a transformative transaction that provides immediate and long-term benefits for TRC and TRP investors and changes the opportunity profile for Targa across various commodity price environments. Over the last year, this industry and Targa have been faced with challenging commodity prices and significant uncertainty related to future commodity prices which have driven Targa to assess all our strategic alternatives into accelerate our thinking on the structure that positions Targa most successfully for the future.

In the past we valued the flexibility and optionality of two public entities including the possibility that TRC might selectively provide support to TRP to forgoing IDRs, purchasing TRP units or other measures that’s mutually beneficial to TRP and TRC. Now we believe that the near-term and long-term benefits of this buy-in transaction outweigh that potential flexibility.

With the consolidation, we are a stronger Targa. Better positioned for both lower commodity price environments and for better price recovery commodity price environments. Let me pause for a quick aside about two scenarios used to illustrate that improved positioning. In this presentation and ultimately in the related proxy, you will see two scenarios and ranges of results based on those two scenarios. The base case scenario uses recent research analyst consensus price forecasts and suggest a steady recovery in commodity prices between now and 2018. The second scenario, is a sensitivity case based on lower commodity prices, which indicates a much slower and less significant price recovery for 2018. For each scenario, we have adjusted the related forecast assumptions regarding CapEx, capital needs and various other factors. The prices in CapEx assumptions are shown in the appendix of the investor presentation. These two scenarios are indicative of the uncertainty the industry currently faces and this powerful transaction announced today better positions Targa for these scenarios and for pricing environments between and across those two scenarios to the benefit of TRC and TRP investors in a number of important ways. Those ways are summarized on page five of the presentation.

First, Targa is better positioned by improving our coverage and credit profile. Pro forma for this transaction, Targa coverage is one or greater in both scenarios compared to coverage of less than one on a standalone basis. The improved pro forma creates over $400 million of incremental cash flow coverage over three years in our base scenario and over $600 million of incremental cash flow coverage in the price sensitivity scenario where standalone coverage drop to 0.76. This additional cash flow coverage supports our dividend outlook and reduces our external financing needs.

This transaction also creates a simplified one public entity C-Corp structure that should attract a broader universe of investor and allow us to access a deeper pool of capital to finance our future growth. And this transaction improves our cost to capital through the elimination of IDRs creating a lower cost of equity that improves our competitive position and improves our net returns for expansion and acquisition opportunities.

Additionally the tax attributes of the merger will drive continued low TRC cash taxes, zero taxes for an extended period of time. The result of the strength and coverage and credit profile, simplified structure and an improve cost to capital is a stronger long-term growth outlook. A stronger long-term growth outlook for Targa’s continued success and a lower for a longer price environment and in a higher price recovery set of environments. We have tried to illustrate this stronger positioning on pages six through nine of the investor presentation.

For the consensus pricing base case for the pro forma emerged Targa we estimate 15% dividend growth at TRC in 2016 and more than 10% compound annual growth through 2018 as shown on the top of page six. Pro forma dividend coverage in this illustrative scenario is 1.13 times in 2016 and at least 1.05 times in 2017 and 2018 as shown on the bottom of page six up from something like 0.9 in the standalone TRP case. The standalone coverages are shown in the blue bars while the green bar shows the improved coverage pro forma for the transaction and we will continue with that color pattern.

In the lower commodity price environments we also expect continued pro forma TRC dividend growth as shown on the top of page eight. Under our price sensitivity scenario we estimate 10% TRC dividend growth in 2016 and modest growth through 2018. Importantly, even under this scenario we expect dividend coverage of at least one time through 2018 as shown on the bottom of page eight.

With that is a quick overview, let’s discuss improved coverage, dividend growth and leverage again in a little more detail. Standalone under the consensus pricing scenario on page six TRP’s EBITDA growth is offset by lower head settlements, the roll off of the IDR giveback associated with Atlas mergers and growing interest expense from coverage shortfalls as you all know. As I said the result for TRP standalone would be distribution coverage, around 0.9 times from 2016 through 2018 assuming flat distribution of $3.30 per common unit on an annualized basis.

Under the price sensitivity scenario back on page eight, where TRP’s estimated EBITDA is lower than the previous scenario and DCF is also impacted by the roll off of the IDR giveback and by growing interest expenses from coverage shortfall at these lower prices, then TRP standalone distribution coverage would decline from an estimated 0.86 times in 2016 to 0.76 times in 2018, again assuming a flat distribution.

Instead for pro forma new Targa for the sensitivity price scenario, dividend growth is at least 10% in 2016 with modest growth thereafter.

As mentioned, combining TRP and TRC will result in between $400 million and $600 million of incremental cash flow coverage across the two price scenarios which is significant. These funds protect coverage and could be used to reinvest in our business or to reduce outstanding borrowings. As an equity only transaction as mentioned earlier, no additional financing is required and Targa’s existing leverage profile will be to reduced over time as a result of the increase retained cash flow. These leverage profile improvements are illustrated on page seven and page nine of the investor presentation.

Looking at the top of page seven, for the consensus pricing scenario pro forma compliance leverage is reduced by 0.3 times in 2018. Moving to the price sensitivity case, pro forma compliance leverage is reduced by 0.5 times in 2018 as shown on page nine. As mentioned earlier, all of TRP’s outstanding debt will remain outstanding and we will retain the same compliance covenants. You will see similar leverage benefits for consolidated leverage on pages seven and nine for the respective price cases. As a result of this de-leveraging our financial flexibility will be enhanced going forward positioning us to better capitalize on investment opportunities in the market in whatever price environments we find ourselves.

I would also add that the new stronger Targa will be managed by the same team with the same thought process regarding our long-term leverage targets of 3 to 4 times debt-to-EBITDA and our long-term coverage targets of 1.1 to 1.2. We will be working to achieve those long-term targets regardless of the ultimate price path that we may encounter in the future.

Across our footprint that footprint is shown on page 11, we are continuing to identify and pursue projects with compelling returns. I firmly believe that the new Targa after the buy-in will be best position to capitalize on those opportunities to drive higher long-term value to our shareholders even in uncertain commodity price environment. We have great assets, great people, and a significant opportunity set in front of us. This transaction will enable us to fully execute on this opportunities to the benefit of our stakeholders regardless to the commodity price environment.

And if I may a brief word to our employees who are hearing about this transaction and the new stronger Targa for the first time this morning, nothing changes about your job focus or how we will manage the company except that we will be better positioned for any of the uncertain price environments that we may face. Targa has a bright feature and I thank you for your hard work and dedication.

So what is next? Our current expectation is that our initial S-4 draft will be filed later this month. And we expect TRC shareholder and TRP unitholder meetings and voting approval to occur in the first quarter of 2016 with closing expected shortly thereafter.

Now we’ve obviously got a lot remaining to cover on this call today and probably a significant amount of questions for both the transaction and our third quarter performance, so we are going to shift gears.

Targa’s reported third quarter adjusted EBITDA was $306 million as compared to $249 million for the third quarter of last year. This 23% increase was driven primarily by the inclusion of TPL operations which more than offset lower commodity prices. Our distributable cash flow for the quarter of $221 million resulted in distribution coverage of approximately one point one times. Based on our third quarter declared distribution of $0.82.5 or $3.30 per common unit on an annualized basis.

Operating margin for our Field Gathering & Processing segment was 35% higher than the third quarter of 2014 again driven by the inclusion of TPL which more than offset lower commodity prices. On a sequential basis natural gas inlet volumes and Field G&P were slightly lower in the third quarter versus the second quarter with increases in some areas offset by decreases in others.

Based on current activity levels we expect fourth quarter Field G&P volumes to be similar to second and third quarter levels, resulting in approximately 5% growth in 2015 average volumes versus the fourth quarter of 2014 as communicated earlier this year and we expect 2016 Field G&P volumes to exceed 2015.

Moving to Downstream, the Logistics and Marketing division operating margin was 9% lower versus the third quarter of 2014 driven by lower LPG exports and fractionation margin. LPG exports volumes were 11% lower in the third quarter of 2015 versus the same quarter last year. On a sequential basis LPG export volumes were 12% higher versus the second quarter of 2015 as a result of increased demand likely impacted by greater ship availability. For the fourth quarter we expect LPG export volumes to exceed 5 million barrels per month which was our previous guidance.

Fraction volumes were 7% lower in the third quarter of 2015 versus the third quarter of 2014. Over three quarters in 2015 fractionation volumes have bounced around largely a result of volume variability as individual company and plant decisions are made to continue to reject or sometimes recover ethane, economic decisions given daily market prices, plant capabilities and company specific obligations.

Targa recently began to recover ethane again at some of our plants given the plant specific economics and we have third-parties that are making similar decisions. Also we have some contracts rules, but given we are essentially full and the hole [ph] is essentially are bold those volume changes are really on the margin and are being replaced with Targa’s increasing equity volumes from our plants and from additional volumes from new or existing contracts.

Across Targa’s operations we are focused on continuing to identify and capture opportunities to reduce operating expenses and capital costs. Best practices in both of these areas are being shared across the company and we believe there are opportunities for continued smart savings moving forward across both G&P and downstream. Smart savings of course means without impacting safety, compliance or necessary preventative maintenance.

Our performance in the third quarter highlights the diversity and resiliency of our business mix. There were some pluses and minuses but overall it was a strong performance quarter in the context to continued weakness in commodity prices.

That wraps up my long initial comments and I’ll hand it over to Matt.

Matthew J. Meloy

Thanks Joe Bob. I would like to add my welcome and thank you for joining our call today. As Joe Bob mentioned adjusted EBITDA for the quarter was $306 million compared to $249 million for the same period last year. The increase was driven by the addition of TPL’s operations.

Overall, operating margin increased to 11% for the third quarter compared to the same time period last year and I will review the drivers of this performance in the segment reviews. Net maintenance capital expenditures were $27 million in the third quarter of 2015 compared to $22 million in the third quarter of 2014, driven by the inclusion of TPL operations.

Turning to the segment level, I’ll summarize the third quarter performance on a year-over-year basis beginning with our Downstream business. In our Logistics and Marketing division, third quarter operating margin decreased 9% compared to the third quarter of 2014, driven by lower LPG export and fractionation margins offset by partial recognition of the payment received from Noble related to our condensate splitter project and increased terminaling and storage activities. We loaded an average of 5.6 million barrels per month of LPGs for exports compared to 6.3 barrels per month of LPGs in the third quarter of 2014 resulting in lower operating margin compared to the same time period last year. Fractionation volumes decreased by 7% versus the same time period last year as described by Joe Bob earlier and overall operating margin from fractionation was lower.

In our Gathering & Processing division, our Field Gathering & Processing segment operating margin increased by 35% compared to last year, largely driven by the inclusion of TPL. Third quarter 2015 natural gas plant inlet volumes for the Field Gathering & Processing segment were 2.6 billion cubic feet per day.

The overall increase in natural gas inlet volumes was due to the inclusion of TPL volumes in West Texas, South Texas, South Oak and West Oak and increases in volumes in SAOU, Versado, Sand Hills and the Badlands. Volumes were lower in North Texas as a result of reduced producer activity. Crude oil gathered increased to 109,000 barrels per day in the third quarter, a 10% increase versus the same time period last year.

For the Field Gathering & Processing segment, commodity prices were down across the board, with NGL prices decreasing by 59%, condensate prices decreasing by 53% and natural gas prices decreasing by 35% compared to the third quarter of 2014. Our hedging activities, which mitigate a portion of these price swings, are included in our other operating segment.

In our Coastal G&P segment, operating margin was down 59% in the third quarter of 2015 versus the same time period last year, as Gulf of Mexico and onshore Gulf Coast volumes as well as commodity prices continue to decrease.

Let’s now move to capital structure, liquidity and other matters. As of September 30, we had $435 million of outstanding borrowings under the Partnership’s $1.6 billion senior secured revolving credit facility due 2017. With outstanding letters of credit of $11 million, revolver availability was over $1.1 million at quarter end. Total liquidity, including approximately $93 million of cash on hand, was about $1.2 billion.

At quarter end, we had borrowings of $136 million under our accounts receivable securitization facility. In August we reduced the size of the facility from $300 million to $200 million. Year-to-date, we received net proceeds of approximately $500 million from equity issuances including general partner contribution and a $121 million from our recently completed offering of 9% Series A Preferred Units.

On the debt side in early September, we issued $600 million of six and three quarter senior notes due 2024 and use of proceeds to pay down our revolver borrowings. We are proud of the execution of our recent transactions in the debt and equity capital markets as we continue to demonstrate access to capital in the current environment.

On a debt compliance basis, which provides us adjusted EBITDA credit for material growth projects that are in process but not yet complete, and makes other adjustments, TRP’s total compliance leverage ratio at the end of the third quarter was approximately four times debt to EBITDA.

Next, I’d like to make a few comments about our fee-based margin, hedging and capital spending programs for 2015. For the third quarter of 2015, our operating margin was approximately 72% fee-based. We added some hedges using costless collars and swaps during third quarter and since quarter end and for non fee based operating margin relative to TRP’s current estimate of equity volumes from field gathering and processing. We estimate that we have hedged approximately 65% of remaining 2015 natural gas, 55% of remaining 2015 condensate and 20% remaining NGL volumes.

For 2016, based on our estimate of our current equity volumes, we estimate that we have hedged approximately 40% natural gas, 40% of condensate and approximately 20% of NGL volumes.

Moving on to capital spending, we estimate approximately $700 million to $800 million of growth capital expenditures in 2015, and at this point in the year, we expect to be at the low end of the range. Recently, we provided an expectation of 600 million of growth CapEx in 2016. Next, I’ll make a few brief remarks about the results of Targa Resources Corp. Targa Resources Corp standalone distributable cash flow for the third quarter of 2015 was $54 million and TRC declared approximately 51 million in dividends for the quarter resulting in dividend coverage of over one times. On October 20, TRC declared a second quarter cash dividend of $0.91 per common share or $3.64 per common share on an annualized basis.

As of September 30, TRC had $445 million of outstanding borrowings and $225 million of availability under TRC’s $670 million senior secured credit facility and $160 million outstanding under TRC’s senior secured term loan resulting in a 2.6 times compliance leverage ratio.

At TRC, we expect a 0% to 5% effective cash tax rate for both 2015 and 2016. That concludes my review and I will now turn the call back over to Joe Bob.

Joe Robert Perkins

Thank you, Matt. I know that most of the listeners are hoping I’ll be brief, but I do have a key more remarks. On October 5, we issued a press release providing you with our preliminary financial outlook for 2016 for TRP and TRC. And in the context of TRC acquiring TRP, we have provided you with a lot of additional details on our outlook for 2016 and beyond this morning. We would like to give you a little more color on the project that we also announced in the early October release as well as our asset outlook for 2016. Also in that October 15th release, we announced the execution of a joint venture agreements, agreements plural with Sanchez Energy to invest approximately 125 million of growth CapEx for a 50% ownership interest in a new 200 million cubic feet per day plant in La Salle County and approximately 45 miles of high pressure gathering pipelines that will connect Sanchez Energy’s exiting Catarina gathering system to the plant in South Texas. The projects are supported by attractive fee based contracts, volume commitments and acreage dedications. SN has an initial 125 million cubic feet per day minimum volume commitment for the first five years and has dedicated all production from the Catarina ranch acreage for 15 years.

Our outlook for 2016 in both the press release published on October 5, and the merger announcement this morning included the following asset performance assumptions in the consensus pricing scenario. Growth CapEx of approximately $600 million, flat to low single-digit growth in 2016 field G&P inlet volumes compared to average 2014 inlet volumes and over 5 million barrels per month of LPG export volumes predominantly under contract.

As we project our 2016 estimates in the context of industry uncertainties we believe that our 2016 field G&P volume growth expectations were reasonable given our year end volumes and produced activity levels.

Some areas will have volume increases likely offset by other areas with volume decreases. A little more color. In the Permian Basin we expect volume increases across our systems. Activity in volume growth around WestTX continues necessitating the completion of the 200 million cubic feet per day Buffalo plant in the first half of 2016. We are also in the process of connecting

WestTX and SAOU which will be completed early in 2016, Sand Hills was connected to SAOU in the third quarter of 2014 and we recently completed a Sand Hills connection to WestTx. Producers have remained active around the Versado and we are benefiting from volumes from the Bone Springs formation in the Delaware basin to the south-southwest and shallow horizontal [indiscernible] activity in the northeast. We have available capacity in Versado and are spending capital on additional pipeline and compression infrastructure expansions with attractive returns.

And Sand Hills is effectively full, but we’re able to move volumes through to SAOU via the Midland County pipeline and to WestTX with a next connection to increase flexibility across our systems. And increase in volumes for our Permian basin systems will be partially offset by declines in our Oklahoma and North Texas systems as producers continue to reduce activity levels. There is potential upside in that area for additional SCOOP activity in SouthOK.

In the Badlands in the context of lower producer activity impacting the basin, and to a lesser extend impacting our system our volume profile will be dependent on our producer activity, but also on the pace of progress on the reservation, relative to acquiring ready-to-construct right away as we attempt to build out our infrastructure to capture crude volumes currently being trucked and natural gas volumes being flared from our dedicated acreage.

And 2016 volumes will be up in South Texas. As mentioned earlier, we had entered into joint venture agreements with Sanchez. This joint venture is an example of an attractive standalone project for Targa, leveraging our existing asset base, supported by a significant acreage dedication and a long term fee based contract.

Sanchez’s results today on their acreage are encouraging and volumes are likely to growth well beyond the minimum volume commitment levels given SN’s drilling commitments to the Harrison Ranch. Additionally we will benefit from increasing SN volumes in our Silver Oak facilities as Sanchez’s existing midstream contracts roll off priority completion of the La Salle County plant. So even at high summary there are obviously a lot of moving pieces heading into 2016 in the Gathering & Processing area but we believe that the expected pluses and minuses will result in average 2016 field GMP volumes being higher than average 2015 volumes.

Shifting to Downstream. Construction on Train 5 continues which should be in service mid 2016. We continue to work closely with Noble on whether to move forward with a new terminal at Patriot, a condensate splitter at Channelview with modified timing or some combination of both projects. We expect clarity on go forward plans by the end of the year or by the first part of 2016.

Relative to LPG exports some of the same positive factors that impacted Q3 volumes are expected to continue in Q4 and including improves ship availability, Targa competitive advantages relative to our ability to load smaller and medium sized ships, competitive propane pricing relative to world market opportunities a alike [ph]. After going back in rereading what I said at the end of the second quarter this year I think a lot of those messages hold true. We’ve been operating in an uncertain environment and I am incredibly proud of our execution across the Targa footprint. We cannot control commodity prices but our day to day focus in on safety, meeting customer needs cost savings and efficiency of capital spending without sacrificing customer service or ignoring low cost options which may benefit Targa in the event of increased activity in the future.

Our continued execution across our well positioned diversified asset base has resulted in a relatively strong nine months of performance for Targa, given the commodity price environment. Our future execution across our footprint is dependent on our ability to continue navigating through uncertain environments. That ability to navigate will be significantly enhanced by the merging of TRC & TRP. After much, much time examining the strategic alternatives for Targa, in these multiple price environments and uncertainties, I am convinced that our announced transaction this morning is the best course of action for Targa stakeholders.

The stronger positioning and enhanced growth in recovery price scenarios and better positioning and better performance in lower commodity price environments. I want to thank our boards and the TRP complex committee for their detailed analysis of those same factors and for their approval led this important next step in the Targa story. Operator, I am guessing we probably have a pretty good queue of questions ready to go. So let’s open up the line. Okay just before we open that up, I just have one last comment, at TRC when I went through the tax rates for TRC, I said we expect a zero to five percent effective cash tax rate for 2015 and 2016 that was in the standalone case or in the previous guidance. Just want to be clear pro forma for the announced buying transaction we would expect no taxes at TRC for the foreseeable future. And with that we can open up to questions.

Q&A

Operator

[Operator Instructions]. Our first question comes from the line of Lee Cooperman with Omega Advisors. Your line is now open.

<Q - Lee Cooperman>: Thank you. A interesting call. Your first words were basically you were proud and excited about the transaction and I noticed the stock is down 8% to your GP. What do you think people are missing that you were quite comprehensive of your remarks? But what do you think they’re missing in the market reaction, number one? Number two, is there a breakup fee for either parties associated with this transaction? Three, did the advisors that worked with this transaction with you expect this type of market reaction and those would be my principle questions. So thank you very much for any help you could be.

<A>: Thank you. Let me start at the top I think and come back on if I don’t address them all. First of all we have a rule as we’re doing these calls that no one looks at the market ticker. We’re given a call based on nine months of performance and we’re making a strategic move for Targa for the long term. So I don’t know what the near term market reaction is missing, but I hope that the longer term market reaction is focused on that long term, that stronger Targa for a multiple various price environments and how we will perform better than standalone and that’s what we’re trying to talk through. The advisors, the Conflicts Committee, and the Board were all focused on that and I think we’ll figure out what the market is missing over the next days, weeks, and months. There is a breakup fee, it is a sort of normal breakup fee. We call it starts with a C my favorite word for that. Customary breakup fee, it is less than $100 million and it will appear in the proxy. Did I miss anything, I am looking around the table, okay.

<Q - Lee Cooperman>: Who pays the 100 million, who gets the 100 million which party?

<A>: It is reciprocal. And it’s not exactly 100 million and a slightly difference, TRC has the ability to extend it over time and you’ll see that in the proxy.

<Q - Lee Cooperman>: Naturally, thank you.

Operator

Our next question comes from the line of Jeremy Tonet with JPMorgan. Your line is now open.

<Q - Jeremy Tonet>: Good morning.

<A>: Good morning, Jeremy.

<A>: Good morning, Jeremy.

<Q - Jeremy Tonet>: Congratulations on the strong quarter. I was curious when you were evaluating this transaction that claps here versus other strategic combinations, if you could, you know speak to that at all if that was something that you guys evaluated or had any appetite do or how this tax out versus that?

<A>: Okay, I would say that Targa throughout its history has constantly been evaluating strategic alternatives sort of it any point in time across important milestones. And since the Thanksgiving of last year was a significant commodity price drop and figuring out what that new environment might look like and with continued uncertainties that strategic assessment has accelerated. Many strategic alternatives were reviewed really starting at the very first part of the year off late and recent weeks and recent months, this one like everybody has written about her or even talked to us about the buy-in transaction has been on the list when compared to those other alternatives. I really believe that sort of the approval by both Boards and the complex community indicates that they following management’s recommendation believe that this alternative was superior to the others. I hope that answers you question?

<Q - Jeremy Tonet>: That’s very helpful. Thank you. Just a question on taxes, as I know you said that you are not expecting to pay taxes for long time here, but I was just wondering if you could help us think through how you are targeting coverage in the later years as far as that 1.05 coverage versus step up in taxes in the future if you are starting kind of at 0% in the near term, if you could walk us through your philosophy there, that would be helpful?

<A>: Yeah, sure, Jeremy, just first on the tax fees, because the base of step up that will be happening in side TRC we see 0 taxes, you know Joe Bob said for the foreseeable future, it’s well beyond five years we don’t estimate being a tax payer depending what EBITDA and other assumptions you use, because of the step up inside TRC we think we will be in a low to 0 tax suggestion for a very long time kind of through our five-year plus forecast horizon and even beyond that. So, TRC is going to be in a good tax position going forward with this transaction. And then coverage, our long-term coverage target is still going to be 1.1 to 1.2 times. We know the cases that we laid out had lower coverage than that. Joe Bob mentioned in his remarks we are going to working towards finding additional projects and trying to improve on that forecast that we gave to try and get our coverage back to those target levels. But right now, just with assumptions that we put and in the forecast that the Board has looked at it kind of resulted in some declining coverage over time. We are going to try and do better than that forecast. Those forecast have $600 million of growth CapEx approximately by year. We have a lot of other opportunities that might be able to add, some Economic projects to help fill in some of that.

<Q - Jeremy Tonet>: That’s great, thanks. And then, just one last one from me if could now hop back in the queue, did you preview the deal with the rating agencies and if you did, did you have an initial responses there?

<A>: Yeah, we spoke to the rating agencies. We would expect them to be coming out shortly with their view, given that the financing structures is essentially the same yesterday as it would be pro form of the transaction. We don’t see a material different happening and I think over time the improved credit profile because the higher retained cash flows is going to be a net positive to the rating agencies abut is essentially the capital structure before the deal and after the deal.

<Q - Jeremy Tonet>: Great, thanks, I will hop back in the queue.

Operator

Our next question comes from the line of Brandon Blossman with Tudor Pickering Holt and Company. Your line is now open.

<Q - Brandon Blossman>: Good morning, everyone.

<A>: Hi, good morning.

<Q - Brandon Blossman>: Joe, probably as you talked with the board about the role or transaction, was it just a gradual evolution that tipped in the balance or in favor or this late forward, this forward or was there something kind of specific that you can point to that changed over the last our six to nine months that let you in this direction?

<A>: The strategic assessments have been going on for sometime and the buying transaction has been from that that list. Part of getme to choices I would say that choice of a gradual evolution was the better of the two. Dialogue, analysis would say that there was not a deal there until this weekend. The TRP complex committee, the TRC Board and later the TRP Board following management’s recommendation or first annualizing as a possibility among many and then came to an agreement that they should consider it specifically for a short period of time. And I am pleased to say across the weekend we believed that we could make it happen and yesterday into last evening worked on the specific details that we where contingent to both sides supporting it.

<Q - Brandon Blossman>: Okay, fair enough and probably a good weekend.

<A>: That weekend description should still sound like, I think your gradual evolution towards the answer.

<Q - Brandon Blossman>: Fair enough. And then as you think about equity needs beyond and it sounds like you good for 2015 but beyond 2015 any general color that you would be willing to share around equity needs and ask forward on that. And then specifically any comments that you are willing to share on the preferred equity market relative to your experience in the market recently?

<A>: Sure, relative to funding needs for 2016, we typically targeted about 50% mix of debt, 50% equity. And in the forecast in that consensus case that’s approximately what we assume for those leverage metrics targets for the forecast period, so we’re pretty close to that 50:50 in that environment. And then of course we’ll look and, make a determination on year-by-year basis. Some years will be more debt, some years will be more equity and we’ll always have to make the best judgment at the time. We issued preferred at NGLS. Issuing NGLS common was getting in our view was not the lowest cost of capital and the best means to issue so we went out with the preferred equity issuance earlier this year at NGLS. We raised a $125 million. So I’d say that is something that we’ll continue to look at and if it makes sense into lower piece of capital then our other alternative is something we will consider. So that could be a piece of the additional equity needs for 2016 as well.

<Q - Brandon Blossman>: Okay. Sure Bob, Matt thank you very much.

<A>: Thank you Brandon.

Operator

Our next question comes from the line of T.J. Schultz with RBC Capital Markets. Your line is now open.

<A>: Hi, TJ.

<Q - T.J. Schultz>: Hi, good morning. So you’ve listed before I think $3 billion to $4 billion of additional opportunities in kind of various stages of development. Sort of more projects now conceivably across your return threshold. Can you put any numbers around what you maybe able to extend this backlog to or are there projects that maybe have been delayed to where you now have some level of confidence on exceeding that $600 million per year growth CapEx and a better commodity environment that you’ve laid out?

<A>: Yeah, TJ, I think the last part of the question, you started answering that or at least from my perspective. The delay in those projects. Most of them are when not if kind of projects have been more driven by our commodity prices and producer activity and downstream activity than delayed by our cost of capital. For the bulk of them and the ones that have visibility that’s certainly the case. So I think levels of capital investment are indicated in those example scenarios. We have more CapEx in the base case consensus scenario than we do in the lower price scenario and that’s kind of how I think it will play out. I’m pretty sure that we will not experience either one of those smooth commodity price curves and that activity will be a function of where we are in the price curves and where we are in the forwards.

<Q - T.J. Schultz>: Okay, got it. And then it sounds like you still want to get debt leverage to 3 to 4 times if you could just discussed that goal in the context of what you laid out in the different scenarios through 2018 when you might envision get into sub 4 times leverage and the emphasis that you’d place there versus coverage or growth in the dividends?

<A>: Yeah, good question. If you look at the presentation in that consensus pricing case, we have 4.3 and it’s relatively flat debt to EBITDA forecast. Yeah, that’s pretty closed to the high end of our target. We prefer that number to be 4.0 or lower. So, it’s something we’ll have to look at whether it’s, have to watch. If EBITDA could come in a little bit stronger than our forecast or we may issue a little bit more equity for our CapEx maybe more than 50:50, but that’s 4.3 we’re not, I’m a lot more comfortable between 3 and 4 but 4.3 doesn’t give us any huge concern over here either.

<A>: Particularly relative to forecasting that we believe has some conservative element.

<A>: Right.

<Q - T.J. Schultz>: Okay, great. Thanks, guys. I’ll leave it there.

Operator

Our next question comes from the line of Shneur Gershuni with UBS. Your line is now open.

<Q - Schneur Gershuni>: Hi, good morning guys.

<A>: Good morning.

<A>: Hey, good morning.

<Q - Schneur Gershuni>: Lot of my questions has been answered, but I kind of have a few follow ups and actually one operational question as well to you. You know from the way I look at it, it appears like your cash flow metrics are improving, so it sounds like the agency should be view it positively and so forth, but I guess the real question I have is less than a month ago you came into the marketplace to do an offering, you did the preferreds and so forth, you know what changed in that month that you decided you needed to take these steps to improve cash flow even further, you know I was just wondering if you can sort of give us that color as this defensive in nature, I was just trying to understand kind of the process you know where you were at the beginning of October versus where you were this weekend when you made this decision?

<A>: Yeah, I am glad someone asked that question, because it can appear based on what you see publicly that was sequenced the way you just described it, that’s not the case. The strategic alternative assessment has been going on well across that October 5th announcement across the issue of the retail preferred and management and the Board on things that the Broad prolonged things that they have to approve or managing the company the way we needed to manage the company if no strategic alternative leverage were pulled. In fact the retail preferred was own strategic alternative leverage for a long time, that’s a good move regardless of doing this buying or not doing this buying, it’s addictive tool to the overall capital structure at the cost of equity that was significantly cheaper than NGLS. So, please out there don’t interpret that something changed from the time we were doing those financing for example, right after Labor Day when we did notes, we need to do notes. It was good timing, nice window. For example the retail preferred, we want to put that club in our golf bag and be able to use it later and Matt said he is going to continue to use that later if it works with our other equity opportunities.

<Q - Schneur Gershuni>: Okay, so it’s fair to conclude no change in your assumptions on the base business over the last month it’s just the process evolved effectively?

<A>: I am also glad that you asked the questions about whether it was defensive, the defensive nature of this is related to trying to manage and we’ve been trying to manage since the first part of the year. What we look like in a lower for longer. This is a stronger target and lower for longer and we are not planning the lower for longer but we want to be ready in possession for it and this move positions us for those kind of price scenarios just as it positions us well for improvement in the higher priced better recovery price scenarios.

<Q - Schneur Gershuni>: Okay. And may be if I can ask an operational question. You know when I look at your OpEx and SG&A numbers for this quarter, it’s certainly better than what we were expecting in it. It seems like an interesting trend. Do you expect to see continued improvements in OpEx and SG&A savings in 4Q and throughout 2016 kind of something similar to what we are seeing in the E&P space on capital efficiencies?

<A>: Two things. One, you get to see our numbers kind of rolled up together okay. And beginning in the first part of the year we’re going to add Buffalo and we’re going to Train 5 five and theirs is going to be additional OpEx coming with those just by that very nature we’ve got to hire some operators for them for example. However yes I expect continued operating expense in capital improvements across the company. I expect. Now I’m doing forecasting. Oh! well. I believe that we will largely offset those increases for Buffalo and Train 5 with the cost savings that we’re achieving. Because everybody is very focused on it, we’ve got area managers working together. Mike was it three weeks ago we had maybe third area manager meeting of the year. Those guys are sharing best practices across the entire footprint, are very focused, and in everyone of those actions I see the energy of. There is a good idea as I have been doing. What have you been trying to do about this? Wow I bet I could do that also. That’s why I believe that they will continue to be cost saving by assets and potentially even cost savings despite bringing on more assets. G&A is not dissimilar.

<Q - Schneur Gershuni>: Okay, great. Thank you very much and congratulations guys.

<A>: Thank you.

Operator

Our next question comes from the line of Gabe Moreen with Bank of America. Your line is now open.

<Q - Gabe Moreen>: Hey good morning everyone.

<A>: Good morning Gabe.

<Q - Gabe Moreen>: Just a specific follow-up question on the credit ratings question. Is it your expectation on your part that TRGP’s rating get shifted around here at all?

<A>: Yeah, I think there is a pretty good opportunity for them to either equalize or upgrade possibly TRC since we’ll have the – it will all be one credit family. So I think they’re going to come out with more specifics around that, and we’ll have to have, subsequent discussions once we get through close how they’re going to look at that. But, yeah I think there is an opportunity for the TRC standalone ratings to potentially improve.

<Q - Gabe Moreen>: Thanks Matt. And then kind of follow-up to the tax savings questions, I realize there is a bunch of different scenarios with one instance or for some instances do you do have this rollout transactions, the management is really willing to give an aggregate cash tax savings number expected over a period of time. Is that something you will be willing to do or is that, just too difficult given the different scenarios out there?

<A>: Yeah, good question. We talked about that, I think where we’re more comfortable in saying, is we just don’t expect to be a cash tax payer for an extended period of time. You are right, there is a bunch of different ways to calculate that PV, how long, what scenario, how much CapEx to spend the like, so I think we’re just more comfortable saying we don’t expect to be a cash tax payer.

<A>: And that means, across multiple scenarios?

<A>: Right.

<Q - Gabe Moreen>: Got it, thanks, Matt. And then, last one from me and Joe Bob in terms of having a lower prospective equity cost of capital hopefully, here after the rollout. Does it change your approach in terms of deploying CapEx and hurdle rates here, given that [indiscernible] have the idea of structures in the burden there?

<A>: We’ve been pretty open on these calls that, with the higher cost of capital that we were experiencing with NGLS, we had sent the signal to our organization to insist upon higher returns in the contractual negations, their asset planning projects. And I believe that they have done so. I still believe that the bulk of major projects have meet our sort of thresholds in either world, but there are some other smaller ones, medium size ones that probably don’t come to us, and I am aware of projects that we would have done in the past that would not be brought to us and in the recent higher cost to capital environment. So, I believe, it’s a positive, positive over time, but we had an earlier question that said how much more projects are you going to do because of that. I think that that’s a overly aggressive way of trying to model it. Instead the projects we are doing will bring us higher net returns and some projects on the margin that might not have been brought forward for approval are likely to come forward.

<Q - Gabe Moreen>: Understood. Thanks, Joe Bob.

Operator

Our next question comes from the line of Sachin Shah with Albert Fried. Your line is now open.

<Q - Sachin Shah>: Hi, good afternoon. Congratulations on the deal. I know you guys mentioned how you guys reviewed the strategic alternatives, but just wanted to understand the premium that’s being paid here. I know all units are stocked, but just wanted to kind of go through that process. You mentioned that because of commodity prices being where they are and you’re expecting them to — forecast them to be where they are, that might have an influence on it. So just wanted to understand that a little bit better. And then also just it seems pretty simple. Unitholder vote HSR and that will be much here so just want to confirm that? Thank you.

<A>: From the back side to the front side of those questions, yes the approvals are not expected to be a big deal on the regulatory front. We are there on [ph] the acquisition and HSR [ph] should be quickly terminated. It’s just a taxing opportunity at this point. As far as the premium management, our conversations with our Board and the Conflicts Committee recognize that premium is a result and not an objective as we were discussing this. It is the exchange ratio that is the economic trend and that 0.62 exchanged ratio is around that were evaluated by both sides. I am not going to describe the trade off of things and the scheme of things, but in reality the premium, this 18% premium was a function of what day we got the deal done on, not an objective.

<Q - Sachin Shah>: Okay, thank you. Congratulations again.

<A>: Okay, thanks.

Operator

Our next question comes from the line of John [indiscernible] with [indiscernible] Capital. Your line is now open.

<Q>: Hi, good morning.

<A>: Hey, John, how are you.

<A>: Good morning, John.

<Q>: Thanks for providing the additional outlook to 2017 and 2018, it’s helpful. Can you please explain what you are assuming for the LPG export volumes in that business and also pricing as well in that 2017 and 2018 timeframe in your forecast and the consensus of lower case at least directionally compared to what we are seeing today, please.

<A>: Yeah, I will start with the easier answer. In the presentation if you flip through we have the commodity price assumptions laid out for both the consensus pricing and the strip, so it’s on page six and it’s on page eight, so we got the WTI, NGL and natural gas. For the LPG exports we have given guidance for next year for 2016, we would expect 5 million or more barrels per month for 2016. We have not given and we don’t have in our assumptions, an assumption for 2017 and 2018, so we aren’t giving that color for 2017 and 2018 but just 2016.

<Q>: Got it, okay. So, there is obviously some assumptions that you all made in both scenario for the LPG export business in 17 and 18 on both price and volume but you’re just not going to disclose it at this time?

<A>: Right we’ll share 16 with you.

<Q>: Got it. Okay and I have a second question that’s unrelated please. Can you just talk through the thought process and how you got comfortable with the credit exposure when you entered into the Eagle Ford JV with Sanchez Energy, just considering the company’s credit rating and with their bond deal and the teams and what not? Could you talk through how you’re planning to manage the credit exposure and what’s your thought process was in and getting comfortable with that?

<A>: Sure, we took a look at Sanchez’s financials, had discussions with their management, cash forecast. Yeah they’ve got today significant cash in the balance sheet and they are in good position to continue drilling for in our view and extended period of time to continue to drill. We’ve also through the 50:50 ownership in the processing plant and the assets, they’re going to be incentivized and whether it’s them or another party if they were – if there is any transaction, they will be incentivized to continue to flow down the assets that we own because the other party owns 50%. So Sanchez has incentivized the flow through the gathering, through the processing and anyone else that own those assets would be incentivized to flow down those gathering pipes and the processing point.

<Q>: I see then, do you have any type of guarantee from them? Is it at the project level? Is it at the corporate level? How do you think about managing your credit exposure in general in the event of the outlook changing?

<A>: John you know the team here, we’ve got a very strong financial risk management team. You should assume that we’ve done everything we can within contract et cetera to protect ourselves. I was having discussions with our board that there is great deal of thought and creativity that went into those agreements but we’ve got CAs on what is actually in those agreements that was mitigated to the maximum extent possible is probably the right way to put it and we feel good about this as a standalone project. Sanchez, I understand people are saying about their sort of where their equity is and what the credit might look like, they’re very good operator and they’ve had very good success and what people thought was a less productive part of the Eagle Ford and we will benefit greatly from those volume commitments and the drilling requirement that’s associated with the original shale leases as public for Sanchez or whoever else to hold on to that lease. So, in the scheme of things big picture, this is a good deal for Targa.

<Q>: Got it. Thanks, Joe Bob, thanks, Matt.

<Q>: All right. Thank you.

Operator

Our next question comes from the line of John Edwards with Credit Suisse. Your line is now open.

<Q - John Edwards>: Yeah, good morning, everybody. And just to follow-up on some of the other questions, I’m just curious in terms of making these announcement on the restructuring, how much did the leverage and relatively low distribution coverage weigh on this decision and on the decision to announce at this time?

<A>: At certainly manage was a numbers certainly were important factors in the decision which is why we took you through pages six through nine in some detail. It certainly managed was a big part of management’s recommendation because entering into this transaction creates that stronger Targa regardless of price environment. I feel really good about sort of this next future step for Targa and what it looks like. I don’t feel very good about my ability to predict commodity prices. And I believe that the Board and the TRC Conflict Committee who were looking at those factors reached a similar conclusion that all of our stakeholders were better off regardless of the commodity price scenario you pick with this new transaction.

<Q - John Edwards>: Okay. All right. So it sounds like it’s been weighing on the process for some time, because you said you’ve been looking at this since almost a year ago and so that...

<A>: I don’t know that I would describe weighing on the process. Our forecast which we forecast and re-forecast kind of all the time have done the best we can to contemplate what does Targa look like in a variety of price scenario. These are two illustrative ones. And coverage and leverage are something we’re trying to manage all the time.

<Q - John Edwards>: Okay. All right, thanks. My other questions have been asked. Thank you.

<A>: Thanks John.

<A>: Okay, thanks John.

Operator

Thank you. Our next question comes from the line of Faisel Khan with Citigroup. Your line is now open.

<Q - Faisel Khan>: Thanks, good afternoon. I understand you don’t want to give us the NPV or PV of the tax situation that occurs from this transaction, but can you give us the deferred tax asset that’s created in this transaction or the tax basis step-up, so that we can sort of calculate sort of the MPV on our own?

<A>: Okay. I don’t have, we’re working through, obviously the accounting impact of what will go on the books, but just, simplistically, the total transaction value is about $12 billion for the total transactions then you back off the units that we already own, that won’t be receiving the step up and then you can split that on a amortization schedule. So, we assume most of the step up would be getting seven-year makers and then there is some that’s going to be straight lined over a longer period of time, call it 14, 15 years.

<Q - Faisel Khan>: Okay. Great, that’s what I was looking for. And then, on you POP contracts, can you discus a little bit about, what’s going on with some of those contracts, and what I mean by that is, some of your other peers have sort of talked about collecting revenues on ancillary services that they may have not been collecting revenues on before, and some of those POP contracts because of the common language that exist in some of those contracts. Can you talk a little bit about that, if you have those same sort of opportunities and if those are things that are sort of taking place in the current oil and NGL price environment?

<A>: Well, I know it may be a new topic but it’s a very old thing for Targa to be managing our Gather & Processing contracts to add these to POP and I think we’ve publicly described it for at least nine years or 10 years. Constantly doing that, when you get in a different price environment there may be more opportunities to try to do that. So, it’s been a constant effort for us and we sort of haven’t described it as anything new or different, trying to be fee based where we can like North Dakota. Some people are now trying to switch from POP to fee based in North Dakota which means they will look more like our contracts. And as we look at POP contracts coming up where we have attractive competitive position we’re trying to improve those terms both on the terms of the POP and on the fee. We talk of POP contract anytime it has a POP components but some of are really hybrids. They maybe the margin impact maybe as large on the fee side as it is on the POP side in the current contract forms and that effort continues.

<Q - Faisel Khan>: And Joe just to the extend that, you’ve been working on this with your legacy contracts at Targa for the last several years what about with the Atlas contracts I mean how much more work is there to do on that area?

<A>: Well, the TPL set of assets are now being managed as one family. In their history they had switched some from POP to fee. You know at the time that was important for them to do so, and those efforts continue. I think there are still opportunities there, for additional fees and/or improved POP just as there are additional opportunities for that as contracts come up and there as new acreage dedications are achieved those new contracts are reached as we extend our systems.

<Q - Faisel Khan>: Okay. Thanks for the time.

<A>: Okay thank you.

<A>: Yeah, Mike was telling me to remind everybody that much of our P&P is already primarily fee essentially 100% fee. I mentioned the Badlands, much of Oklahoma, South Texas is all fee.

<A>: Okay, next question.

Operator

Our next question comes from the line of Jerren Holder with Goldman Sachs. Your line is now open.

<Q - Jerren Holder>: Hi, good morning, thanks for taking the call. I just wanted to clarify maybe the price sensitivity scenario and what exactly is that based on, is that just forward curve pricing or something else, and based on the forward curve, do you still get the sort of growth and coverage metrics?

<A>: Yeah, that was based on the forward curve sometime ago when we pulled that, so you see gas was around $3, crude was $47 going to low and then mid 50s. And then for the NGL we looked at the forward curve as well, but then increased prices, you will see it kind of increasing with the crude oil contango. So, I would say it was strict base but it wasn’t just simply strip on this day and we used it, we’ve kind of looked at it over a period of time and then made the adjustment to NGL.

<Q - Jerren Holder>: Got it, and I guess given the long-term coverage target, it’s kind of 1.1, 1.2 times and just in both scenarios where we are sort of moving away from that, how do you think about growing the dividend where as 15%, 10%, whatever the metric is versus getting back to that 1.1 to 1.2 times sort of target, sooner just given the variability in the earnings model from commodity prices and volumes.

<A>: And I would say it would, you know how we think about any years coverage really does depend on our long-term view for more coverage is going. So forth able to add projects and we are able to add EBITDA and its relatively healthier environment we are looking out. It’s not necessarily a target of 1.1 to 1.2 in 12 months or 24 months out. We look out several years. We look at our project backlog, look at the environment, and then make an assessment for how much of that coverage we want to distribute and then how much we would want to keep, and so that’s a decision we will kind of make on a quarterly basis, but we will take all those factors given the environment given price and contango, project backlog and the like and just have to make that call as we go throughout this forecast.

<Q - Jerren Holder>: Thanks. And then last one from me, the compliance the levers compliance covenants and so – I guess there is the 5.5 times at TRP, but at TRC there isn’t any can you I guess talk a little bit about that evolving as on a pro forma business?

<A>: Yeah – so at TRP there is 5.5 covenant and that remains unchanged and that’s going to be the governor or that’s where we – will have less room under our compliance you know being low 4s relative to a 5.5. Once this buy in occurs all the cash flows will be flowing out of TRP up through TRC and we’ll be available for that credit facility at the TRC level. So pro forma for this transaction is going to be under one time debt-to-EBITDA. So if you’re okay on compliance at TRP you’re going to be okay on compliance at TRC. So that’s why we didn’t highlight or talk about it, it’s a four times what – is just down over time but 4.75 down to four times debt-to-EBITDA up at TRC standalone and pro forma for this will be less than 1.0.

<Q - Jerren Holder>: I mean guess going forward you can just raise debt at TRC and not have to do it at TRP level?

<A>: Yeah so we – would have options and flexibility there whether we wanted to raise debt at TRP or TRC I would say likely raising incremental notes offering given most of our notes are at or all of our notes are at TRC that would likely be our primary funding mechanism and place that we would go. But we’ve issued debt at TRC before so that is an option, but we would be able – where we should be able to do either.

<Q - Jerren Holder>: Okay great thank you.

Operator

Our next question comes from the line of Michael Blum of Wells Fargo. Your line is now open.

<Q - Michael Blum>: Thank you. So I think we covered mostly everything. Just one question remaining for me Joe. I think in your prepared remarks you said that one of the benefits of this transaction was it would reduce your external financing needs going forward. And I guess, I’m just trying to understand what you meant by that?

<A>: On the first level Michael covering that not negative, but less than one coverage and increasing interest expense relative to that by saving the $400 million to $600 million in these two illustrative scenarios is a benefit to our external capital needs.

<Q - Michael Blum>: Okay, great. Thank you.

<A>: Yeah, thank you.

Operator

Our next question comes from the line of Chris Sighinolfi with Jefferies. Your line is now open.

<Q - Chris Sighinolfi>: Hey, good afternoon, guys.

<A>: Hey, Chris.

<Q - Chris Sighinolfi>: I appreciate the color this morning and for you taking my question. I’ve just had a couple of quick follow ups, one just operational in nature. I was curious what is building [ph] the large sequential step in South Texas inlet volumes. I didn’t know it was a change in reporting convention given the joint venture? And as a related question we didn’t see this same step up in total liquids production there. So I was just wondering what sort of drilled that discrepancy, if you had a good explanation?

<A>: That sequential step up was not driven at all by the Sanchez arrangement. And I actually need to look back at the numbers. I don’t think it was very large. There was not a NGL increase because NGLs are primarily taken kind from he current Silver Oak facilities.

<Q - Chris Sighinolfi>: Okay. I will follow up with Jen perhaps on that. And then just two quick questions on the transaction itself, I appreciate all the prior color you’ve offered previous questions. I was curious with regard to the slide nine in your presentation deck I think you had mentioned $600 million of growth capital in each of these, because I just didn’t know if I looked at the price sensitivity portion of that slide presentation if that was also true under that scenario and then if you had any color in terms of financing assumptions that you had assumed I know you went back and forth with Jaren [ph] around opportunities but are you assuming additional leverage to finance this or something other than that?

<A>: Okay. So, to your first questions kind of what’s the CapEx amount in that price sensitivity case. So the $600 million I mentioned was for the street consensus price case, the higher case and the price sensitivity case if you look on Page 15, we outlined the growth CapEx assumptions and it’s about $400 million in 2017 and $225 million in 2018, so there is less CapEx assumed in the price sensitivity case.

<Q - Chris Sighinolfi>: Perfect, sorry I missed that. And did you have you said earlier how do you sort of plan to finance that or is it just a wait and see?

<A>: Well, I think what I’ve said earlier was for the price consensus case that it was approximately 50:50 is the assumption that we use in the model going forward. I’d say in the price sensitive case, it’s slightly it is a bit of a higher ratio. We did a little bit more equity financing for the price sensitive case in a similar dollar amount.

<Q - Chris Sighinolfi>: Okay, perfect. And then finally and I realize this may sound a little obtuse but is there anything that limits or precludes you from creating an MLP again in the future period?

<A>: Good question and I did ask that and no there is nothing specifically that prohibits us from doing another update.

<Q - Chris Sighinolfi>: Okay. Thanks a lot for the time this morning.

<A>: Okay, thank you.

Operator

Our next question comes from the line of Andy Gupta with HITE Hedge. Your line is now open.

<Q - Andy Gupta>: Oh hi, good afternoon. Couple of quick questions from me, okay, one is on LPG exports. Can you help us understand how you’re thinking about the competitive nature here, several projects are coming on line to as you know this year and to next year? What are you sort of seeing in terms of utilization and specifically how it might impact yourselves? You’ve got a very 4.2 million barrels per months or graders channel for 2016, so we feel like for 2016 we are good position. She a

<A>: I’d say we are in, we feel like we’re in a good position to continue to meet customer’s needs through our facility. We took that into consideration when we came out with our expectations for 2016 of 5 million barrels a month or higher. We know there is additional capacity coming on line but that was taken into account in our numbers. Yeah we said we’re 4.2 million barrels per month or greater contracted for 2016. And so we feel like for 2016 we’re in good position we have a good set of assets and a good track record of being able to deliver and meet our customers need.

<Q - Andy Gupta>: How about margins, with increased competition do you expect some erosion there or now compared to 2015?

<A>: We said on our last call with a similar question, sort of depends on how you’re describing erosion. Long-term margins are similar to the way they’ve been in our short history of having DLTC shipments from our facility the spot margins were higher in the first part of 2014 than they have been in 2015. But, beyond that we haven’t given a whole lot of color. What you see is the results, the economic results of volumes continuing. They are kind of similar on that margin to the extent you can calculate them. And I think that’s not a whole lot of erosion. The big erosion was when super spiked spot opportunities back in 2014 to our sort of current levels today.

<Q - Andy Gupta>: Sure, that makes sense. And, on leverage one quick follow up. Your target of trying to get to 4X, would you consider that on a consolidated basis?

<A>: Yeah so our leverage target since we went public with the TRP in February of 2007 it was three to four times debt-to-EBITDA. And so right now what we’re saying is, we’re just going to leave that unchanged at the TRP level, target the three to four. As we move forward in time does that evolve to a consolidated look as we have discussions with the agencies? Possibly. But I think right now, we’ll just kind of stick with our three to four times leverage target at TRP.

<Q - Andy Gupta>: Great, well. Thanks and congrats again.

<A>: Thanks.

<A>: Okay, thank you.

Operator

Our next question comes from the line of Sunil Sibal with Seaport Global Securities. Your line is now open.

<Q - Sunil Sibal>: Hi, good morning guys. All of my questions have been answered, thanks for your time.

<A>: Thank you, very much.

<A>: Thank you.

Operator

We have a follow up question from the line of Brandon Blossman with Tudor, Pickering, Holt & Co. Your line is now open.

<Q - Brandon Blossman>: Yes.

<A>: Hey, Brandon.

<Q - Brandon Blossman>: Matt, just real quick on the two forecast scenario

<A>: Brandon, we can’t hear you.

<Q - Brandon Blossman>: How about that? Can you hear me?

<A>: There you go.

<Q - Brandon Blossman>: Sorry about that. Now, on the two forecast scenarios, is there any different assumptions on volume throughput between the two cases?

<A>: Good question. We assumed essentially the same volumes. We ran the volume outlook using that price sensitivity case, using that lower strip case and came up with where we thought volumes would be for the next several years. And then we did – it’s a price sensitivity. There are some other adjustments Joe Bob talked about, but it’s essentially a price response to get to that higher price case.

<A>: Okay.

<A>: There is some more CapEx here, there is higher CapEx so there is project related to the EBITDA fee you could say, maybe there’s some volume assumption with that, but generally speaking it’s more or less price sensitivity.

<Q - Brandon Blossman>: That’s helpful, thank you.

Operator

And our next question comes from the line of Charles Marshall with Capital One. Your line is now open.

<Q - Charles Marshall>: Hey, good morning guys. Thanks for taking my call. Two quick questions regarding the ATM program. Did you issue any equity this quarter?

<A>: In the ATM we did not issue any since our call last. I think we had a small piece before our earnings call in July, but we’ve effectively out of the ATM at NGLS since our last earnings call.

<Q - Charles Marshall>: Okay, I appreciate that. And then just related to the ATM again...

<A>: The retail preferred equity...

<Q - Charles Marshall>: Yeah, but not ATM, yeah, got it. And then just on a pro forma basis what happens if that ATM program will TRGP have a similar program?

<A>: The ATM has worked well for us at NGLS. So that’s something that we’ll take a hard look at if it does not makes sense for TRGP. We’ve had good success at NGLS using that. So that’s certainly something we’ll consider at TRGP.

<Q - Charles Marshall>: Okay, thanks. And then just one last one for me. I guess, more of a follow up to previous questions. Given the lower expected cost of capital on a pro forma basis, how does your opportunity set or appetite change from potential M&A now going forward versus your opportunities that you’re taking a look at in this current environment in the current structure to entities?

<A>: I don’t think we’ve contemplated the opportunity set being affected by the new structure and lower cost of capital. When we think about acquisitions we’re always thinking first about what is the assets and businesses that you might acquire and whether it would fill the target and whether we could add value to it. And then we look at whether the math would work. Obviously in the higher cost to capital that we were experiencing with NGLS we had said at least on a couple of calls that smaller bolt-on’s are the more likely occur in the near to medium term. I still think that’s our primary focus. But we always look at lot of things. Just the math may not work as well. In the environment where we had only the higher cost of NGLS for all practical purposes to utilize and with the more competitive cost of capital it may help sometime in the future.

<Q - Charles Marshall>: Okay, I appreciate the color. Thanks guys.

<A>: Okay, thank you.

Joe Robert Perkins

Hey, operator. We don’t have any other questions. Excuse me, that’s what they are telling me at the table. Beside that we’ve gone on for an hour and a half. I think we ought to bring it to a close. We very much appreciate every ones patience as we went through the material. I certainly enjoyed the Q&A with you all and hope that we have been able to shed light on both third quarter performance and this exciting and attractive announcement that we made today. If you have any other questions please give us call and have a good day.

Operator

Ladies and gentlemen thank you for your participation in today’s conference. This concludes the program and you may now disconnect. Everyone have a great day.

Additional Information and Where to Find It

In connection with the proposed transaction, TRC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of TRP and TRC and a prospectus of TRC (the “joint proxy statement/prospectus”). In connection with the proposed transaction, TRC plans to mail the definitive joint proxy statement/prospectus to its shareholders, and TRP plans to mail the definitive joint proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRC AND TRP, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the joint proxy statement/prospectus and other filings containing information about TRC and TRP may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com.

Participants in Solicitation Relating to the Merger

TRC and TRP and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the TRC shareholders or TRP unitholders in respect of the proposed transaction that will be described in the joint proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated March 26, 2015, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2014, which has been filed with the SEC.

A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transaction to TRC and TRP and their stockholders and unitholders, respectively, the anticipated completion of the proposed transaction or the timing thereof, the expected future growth, dividends, distributions of the combined company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this release that address activities, events or developments that TRC or TRP expects, believes or anticipates will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of TRC and TRP, which could cause results to differ materially from those expected by management of TRC and TRP. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in TRC’s and TRP’s filings with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither TRC nor TRP undertakes an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.